SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

HARRIS & HARRIS GROUP, INC.
(Name of Issuer)

 COMMON STOCK, par value $ .01 per share
(Title of Class of Securities)

413833104
(CUSIP Number)

Charles E. Harris
c/o Lawrence B. Thompson, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, NY 10271
 (212)-238-3004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The purpose of this Amendment No. 19 to the Reporting Persons’ Schedule 13D is to correct certain mathematical errors with respect to the number of shares of common stock of Harris & Harris Group, Inc. beneficially owned by the Reporting Persons as disclosed in Amendment No. 18 to the Reporting Persons’ Schedule 13D, filed on August 7, 2009 (“Amendment No. 18”), and to reflect the expiration on June 26, 2009 of certain options previously granted to Charles E. Harris.  No other items of Amendment No. 18 are being amended hereby.

CUSIP No. 413833104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Charles E. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,934,515 Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,934,515 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,515 Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.17%**
14	TYPE OF REPORTING PERSON (see instructions) IN

*The 1,934,515 shares owned directly by Mr. Harris include 221,530 options granted to Mr. Harris on June 26, 2006 (with a vesting date of December 26, 2006); 238,820 options granted to Mr. Harris on June 26, 2006 (with a vesting date of June 26, 2007); 239,891 options granted to Mr. Harris on June 26, 2006 (with a vesting date of June 26, 2008); 120,491 options granted to Mr. Harris on June 27, 2007 (with a vesting date of December 27, 2007); 120,490 options granted to Mr. Harris on June 27, 2007 (with a vesting date of December 27, 2008); 187,039 options granted to Mr. Harris on August 13, 2008 (with a vesting date of December 31, 2008); and 806,254 shares of common stock.

**Based upon 25,859,573 shares of common stock outstanding, as disclosed on the Form 10-Q filed by Harris & Harris Group, Inc. on August 6, 2009.

CUSIP No. 413833104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Susan T. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (see instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,934,515 Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,934,515 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,515 Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.17%**
14	TYPE OF REPORTING PERSON (see instructions) IN

*Indirect beneficial ownership of Mr. Harris’ 1,934,515 shares may be attributed to Mrs. Harris.  Mrs. Harris disclaims beneficial ownership of the 1,934,515 shares owned directly by Mr. Harris.

**Based upon 25,859,573 shares of common stock outstanding, as disclosed on the Form 10-Q filed by Harris & Harris Group, Inc. on August 6, 2009.

CUSIP No. 413833104	13D	Page 5 of 9 Pages

Item 1.                 Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Harris & Harris Group, Inc., a New York Corporation (the "Company").  The address of the principal executive offices of the Company is 111 West 57th Street, Suite 1100, New York, New York 10019.

Item 2.                 Identity and Background.

(a)         The reporting persons are Charles E. Harris and Susan T. Harris (the “Reporting Parties”).

(b)        The Reporting Parties' address is: c/o Lawrence B. Thompson, Esq., Emmet, Marvin & Martin, LLP, 120 Broadway New York, NY 10271.

(c)         Mr. Harris is the former Chairman, Chief Executive Officer, and Managing Director of the Company.  Mrs. Harris is a freelance financial writer and is the former Secretary of the Company.  Neither Mr. or Mrs. Harris is presently employed by the Company.

(d)         Neither of the Reporting Parties has during the last five years been convicted in a criminal proceeding.

(e)         The Reporting Parties have not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)         The Reporting Parties are husband and wife and are citizens of the United States of America.

Item 3.                 Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.                 Purpose of Transaction.

Between the dates of July 1, 2009 and August 5, 2009, Charles E. Harris sold an aggregate of 278,571 shares of the Company’s Common Stock.  In addition, approximately 26,666 of the options previously granted to Mr. Harris by the Company expired on June 26, 2009.  As a result, Mr. Harris now owns 1,934,515 shares of the Company’s Common Stock directly.  Indirect beneficial ownership of Mr. Harris’ 1,934,515 shares may be attributed to Mrs. Harris. In addition, Mr. Harris sold 60,000 call options on the Company’s Common Stock from June 4, 2009 to June 26, 2009.  The aggregate amount of the Company’s Common Stock beneficially owned by Mr. and Mrs. Harris has decreased from 8.29% to 7.17%, and would further decrease to 6.95% if all of the call options Mr. Harris sold were exercised.

Item 5.                Interest in Securities of the Issuer.

(a)	As of August 7, 2009, the Reporting Parties beneficially owned 1,934,515 shares or 7.17% of the Company’s Common Stock as follows:

	Amount Beneficially Owned Directly	Percent Common Stock
Mr. Harris	1,934,515	7.17%
Mrs. Harris	0	0.00%

(b)
The Reporting Parties make independent decisions with respect to the shares beneficially owned or controlled by them individually.  Therefore, Mr. Harris makes the decisions with respect to all the shares of the Company’s Common Stock reported on this amended Schedule 13D.

(c)	The Reporting Parties have engaged in the following transactions concerning the Company’s Common Stock during the past 60 days:

Transaction Date	Transaction Type	Securities Acquired	Securities Sold
7/01/2009	Sale of 13,155 shares of Common Stock at $5.99 per share		13,155
7/08/2009	Sale of 66 shares of Common Stock at $ 5.58 per share		66
7/09/2009	Sale of 2,800 shares of Common Stock at $5.26 per share		2,800
7/13/2009	Sale of 11,134 shares of Common Stock at $5.30 per share*		11,134
7/14/2009	Sale of 20,895 shares of Common Stock at $5.47 per share*		20,895
7/15/2009	Sale of 30,641 shares of Common Stock at $5.56 per share*		30,641
7/16/2009	Sale of 12,248 shares of Common Stock at $5.63 per share*		12,248
7/17/2009	Sale of 4,952 shares of Common Stock at $5.63 per share*		4,952
7/20/2009	Sale of 13,985 shares of Common Stock at $5.57 per share*		13,985
7/21/2009	Sale of 8,520 shares of Common Stock at $5.57 per share*		8,520
7/22/2009	Sale of 23,195 shares of Common Stock at $5.74 per share*		23,195
7/23/2009	Sale of 24,000 shares of Common Stock at $5.88 per share*		24,000
7/24/2009	Sale of 20,300 shares of Common Stock at $6.00 per share*		20,300
7/27/2009	Sale of 4,109 shares of Common Stock at $6.01 per share*		4,109
7/30/2009	Sale of 8,000 shares of Common Stock at $6.31 per share*		8,000
7/31/2009	Sale of 61,139 shares of Common Stock at $6.49 per share*		61,139
08/03/2009	Sale of 19,432 shares of Common Stock at $6.61 per share*		19,432

*Weighted average price.

Transaction Date	Transaction Type	Securities Acquired	Securities Sold
6/04/2009	Sale of Call Option at $0.90 per share to Purchase 2,000 shares of Common Stock		2,000
6/05/2009	Sale of Call Option at $0.90 per share to Purchase 3,000 shares of Common Stock		3,000
6/08/2009	Sale of Call Option at $0.90 per share to Purchase 5,000 shares of Common Stock		5,000
6/9/2009	Sale of Call Option at $0.95 per share to Purchase 5,000 shares of Common Stock		5,000
6/9/2009	Sale of Call Option at $1.05 per share to Purchase 1,000 shares of Common Stock		1,000
6/10/2009	Sale of Call Option at $1.05 per share to Purchase 4,000 shares of Common Stock		4,000
6/26/2009	Sale of Call Option at $0.80 per share to Purchase 5,000 shares of Common Stock		5,000
6/26/2009	Sale of Call Option at $0.75 per share to Purchase 5,000 shares of Common Stock		5,000
6/26/2009	Sale of Call Option at $1.00 per share to Purchase 5,000 shares of Common Stock		5,000
6/26/2009	Sale of Call Option at $1.10 per share to Purchase 5,000 shares of Common Stock		5,000
6/26/2009	Sale of Call Option at $1.10 per share to Purchase 5,000 shares of Common Stock		5,000
6/26/2009	Sale of Call Option at $1.15 per share to Purchase 5,000 shares of Common Stock		5,000
6/26/2009	Sale of Call Option at $1.10 per share to Purchase 5,000 shares of Common Stock		5,000
6/26/2009	Sale of Call Option at $1.00 per share to Purchase 5,000 shares of Common Stock		5,000

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Charles E. Harris is a party to the following agreements:

The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Incentive Stock Option Agreement, dated June 26, 2006;

The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated June 26, 2006;

The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated June 27, 2007; and

The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated August 13, 2008.

Item 7.	Material to be Filed as Exhibits.

(1)	The Form of Incentive Stock Option Agreement, incorporated by reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on June 26, 2006.

(2)	The Form of Non-Qualified Stock Option Agreement, incorporated by reference as Exhibit 10.2 to the Company’s 8-K (File No. 814-00176) filed on June 26, 2006.

(3)	Joint Filing Agreement, filed herewith.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2009
(Date)

/s/ Charles E. Harris
Charles E. Harris

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2009
(Date)

/s/ Susan T. Harris
Susan T. Harris

EXHIBIT INDEX

Exhibit No.	Description

3	Joint Filing Agreement